Exhibit 99.4

NICE Named a Leader In 2024 IDC MarketScape: Worldwide Conversational
Intelligence and Analytics Vendor Assessment

NICE’s breadth of offering and customer/market perception of innovation were highlighted as strengths

Hoboken, N.J., March 18, 2025 – NICE (Nasdaq: NICE) today announced that it has been named a Leader in the IDC MarketScape: Worldwide Conversational Intelligence and Analytics 2024 Vendor Assessment (doc # US52047824, December 2024). A total of 16 vendors were evaluated.  The IDC MarketScape study assessed conversational intelligence software vendors on two axes: capabilities and strategies. NICE attributes this recognition to CXone Mpower's ability to consolidate conversational intelligence and analytics into a single, AI-powered platform.

In part, the IDC MarketScape report states: “Consider NICE when you are looking for a conversational analytics vendor that also provides contact center, knowledge base, and customer self-service capabilities. NICE offers a broad partner ecosystem and massive vertical-specific AI model library that along with a number of regulatory and compliance certifications, can make it a good choice for a variety of highly regulated industries.”

The report notes, “If your organization is not using or evaluating conversational intelligence for reporting and analysis purposes, it should be. Many organizations have developed strong return-on-investment (ROI) results from the reports and analysis done for customer service and even internal operations.”

CXone Mpower is NICE’s industry-leading AI platform, redefining customer service automation with intelligent, end-to-end automation. By unifying workflows, empowering agents, and centralizing knowledge, CXone Mpower eliminates silos and drives large-scale service transformation. With over 1,000 pre-built CX AI models, it delivers AI-powered service at scale, helping businesses operate smarter and faster. AI is a cornerstone of CXone Mpower’s impact, included in 97% of NICE’s large enterprise deals over $1 million in ARR—demonstrating its prominent role in automated customer service.

“Organizations that fail to harness conversational intelligence risk missing critical insights that drive business success,” said Dave Schubmehl, Research Vice President, AI and Automation at IDC. “NICE’s CXone Mpower AI platform empowers businesses with AI-driven intelligence to understand and optimize every customer service interaction—whether AI- or agent-led—resulting in smarter decision-making and improved service outcomes.”

Barry Cooper, President, CX Division, NICE, said, “CXone Mpower revolutionizes customer service by unifying conversational intelligence, real-time insights, and self-service analytics into a single AI-powered platform. By eliminating silos and automating reporting, businesses can make faster, smarter decisions with confidence—backed by industry-leading AI models and an extensive partner ecosystem.”

Visit the NICE website and learn more about CXone Mpower by clicking here.

About IDC MarketScape:
IDC MarketScape vendor assessment model is designed to provide an overview of the competitive fitness of technology and service suppliers in a given market. The research utilizes a rigorous scoring methodology based on both qualitative and quantitative criteria that results in a single graphical illustration of each supplier’s position within a given market. IDC MarketScape provides a clear framework in which the product and service offerings, capabilities and strategies, and current and future market success factors of technology suppliers can be meaningfully compared. The framework also provides technology buyers with a 360-degree assessment of the strengths and weaknesses of current and prospective suppliers.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.